Albany International Corp. 216 Airport Drive Rochester, NH 03867 USA Tel: 518 445 2281 john.cozzolino@albint.com www.albint.com

John B. Cozzolino
Chief Financial Officer & Treasurer

February 25, 2013

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.   20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2011, filed February 28, 2012 - SEC File No. 001-10026

Dear Ms. Thompson:

We are pleased to provide an additional response to your letter dated February 12, 2013 relating to the Company’s Form 10-K for the year ended December 31, 2011, which we refer to herein as the “Form 10-K”.  As previously discussed with Mr. Blume, in the interest of expediting the Staff’s review of our response to the first comment in your February 12, 2013 letter, we are providing an additional response today only to that comment.  For ease of review, we have set forth below the first numbered comment from your letter and our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 23

1.
We have reviewed your response to comment 1 in our letter dated December 4, 2012. Please provide your analysis of the quantitative and qualitative impact of this error correction on your income tax expense. In this regard, we note that this error correction reduced your income tax expense by approximately 33% from the amount that otherwise would have been reported, and it is unclear to us how you determined this was not a material change. Additionally, please explain how investors view your income tax expense in the broader context of your GAAP results.

Response:  The $3.5 million error correction recorded in 2011 resulted in a 9% reduction in income tax expense from continuing operations, and an increase of 11% in net income and earnings per share.

In considering the materiality of the error correction on the financial statements, our first step was a quantitative analysis of the impact. We believe that income before income taxes is the most appropriate financial statement line item for us to use to measure materiality.  It is the starting point that is, and has been, used by management, as well as by our independent auditors, when reporting to the Audit Committee of our Board of Directors on any issue related to the correction of an error, and it was this measure that we employed when assessing, on a quantitative basis, the materiality of the correction to our 2011 financial statements.  The materiality threshold that we use is 5% of income before income taxes. This 5% threshold was also communicated to the Audit Committee of our Board of Directors by our independent auditors.

We believe this metric to be a more reliable and helpful guide when assessing the materiality of errors and corrections on our consolidated financial statements than net income or earnings per share, which are by their nature subject to fluctuations caused by discrete tax adjustments.  The nature and timing of discrete tax effects can be difficult to predict, and their impact on net income can render net income a less meaningful metric for assessing the economic and financial trends related to the Company’s overall business, economic and financial performance.   Further, while we understand that investors do indeed utilize net income and earnings per share to analyze our performance, we also believe – based on investor comments and questions - that they view income before income taxes as a more significant metric, due (at least in part) to the fluctuations in income tax expense caused by discrete tax adjustments.  To the extent that our analysts and investors focus on the Company’s income tax expense, it is our impression, based on their questions and comments, that they are primarily interested in trying to determine the Company’s effective tax rate, excluding the effect of discrete tax adjustments.

As noted above, our starting point for the quantitative assessment of materiality is 5% of income before income taxes. The $3.5 million error correction was 5.6% of reported 2011 income before income taxes from continuing operations. In addition, we announced in the fourth quarter of 2011, the planned sale of our Door Systems segment, and when we include the pre-tax income from that discontinued segment, the error correction was 4.4% of total income before income taxes.

We also considered the impact on the balance sheet, and compared the amount of the error to Noncurrent deferred taxes and taxes receivable, and Shareholders’ equity. During the 2007 to 2011 period in which deferred tax assets were understated, shareholders’ equity ranged from $423 million to $597 million, so the effect of the error on shareholders’ equity would be less than 1%. Noncurrent deferred taxes and taxes receivable exceeded $100 million throughout this period, and so the effect of the error is less than 5%.

The foregoing quantitative analysis, in our view, suggested that the impact of the correction was neither presumptively material nor presumptively immaterial, and that our final determination would require a detailed assessment of qualitative factors as well. We understand and agree that a 5% threshold, or any other percentage, applied to income before taxes, or to any other line item on the financial statements, cannot be used as the sole means to determine materiality, so we also placed significant importance on a qualitative assessment (as discussed in greater detail in our previous responses) of the following factors:

•	The misstatement did not change our earnings trend.
•
The misstatement did not hide a failure to meet analysts’ earnings estimates.  As noted in our earlier responses, based on questions from, and comments by analysts, as well as on their published research reports, they tend to focus on Adjusted EBITDA or earnings per share excluding discrete tax adjustments.

•	The misstatement did not change an income year into a loss year.
•	The misstatement did not impact a segment that has a significant role in the registrant’s profitability.
•
The misstatement did not affect the registrant’s compliance with loan covenants or other contractual matters, as financial covenants in our loan agreements are all based on Adjusted EBITDA, which was not affected by the correction.

•	The misstatement had no effect on management’s compensation, which is based on Adjusted EBITDA and other cash flow effects, none of which were affected by the correction.
•	The misstatement did not conceal an unlawful transaction.
Moreover, as noted in our earlier responses, the GAAP consolidated financial statements themselves, in Note 7 make clear both the magnitude and the nature of the $3.5 million correction, to such an extent that it would be difficult, for an investor not to appreciate (and disallow, to the extent he or she deemed it appropriate to an understanding of the Company’s income tax expense for such period) the full impact of such correction on 2011 income tax expense.  In addition to the disclosure in the financial statements, the correction is again prominently disclosed in the MD&A in the discussion of income tax expense on page 30, so that investors are again able fully to appreciate both the magnitude and the discrete, out-of-period nature of the correction when assessing the significance on the Company’s reported income tax expense on a GAAP basis.

In summary, based on both the quantitative and qualitative factors, we concluded the error correction was immaterial to our 2011 reported financial results, and that it was not probable that the judgment of a reasonable person relying upon our financial results would be changed or influenced by the error correction.  The correction was therefore recorded in the 2011 income statement, with transparent disclosure in several areas of the Form 10-K.

*        *        *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino
Chief Financial Officer & Treasurer